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                           January 26, 2022

       Katie Lorenson
       President and Chief Executive Officer
       Alerus Financial Corporation
       401 Demers Avenue
       Grand Forks, North Dakota 58201

                                                        Re: Alerus Financial
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed on January
20, 2022
                                                            File No. 333-262267

       Dear Ms. Lorenson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christopher Wall at 202-551-4162 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Joseph T. Ceithaml